SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2006

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Receives an Order for its PipeGuard System to Protect Banks From Underground Intrusions dated December 11, 2006.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Receives an Order for its PipeGuard System to
Protect Banks From Underground Intrusions

Monday December 11, 5:28 am ET

YAHUD, Israel, December 11 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS; TASE: MAGS), today announced it has received an order through one of its fully owned subsidiaries, to install its PipeGuard system to protect 6 bank branches from underground intrusions. The work is expected to be executed before the end of the first quarter of 2007.

Following a long and thorough market study, Magal came to the conclusion that one of the major physical threats that banks worldwide currently face, are robberies of valuables contained in safes located below ground by the digging of tunnels beneath the bank's building.

Magal Group's PipeGuard system utilizes an innovative and unique technology to guard buried assets. The system has the ability to detect potential attacks and intrusions and alert authorities before potential harm or damage occurs. This order utilizes the PipeGuard's advanced technological capabilities to prevent underground intrusions into bank buildings and break-ins into the bank's safes and other secure areas.

Izhar Dekel, CEO of Magal, said: "We are very proud to penetrate this new niche of protecting banks from underground intrusions. We identified this particular niche as one that carries a huge marketing potential for our PipeGuard system. We expect this order will be followed by more orders from this customer and from other banks worldwide during 2007. This order also validates the PipeGuard's technology as the solution for protecting valuable buried assets. "

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the U.S. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS in the U.S. on the Nasdaq Global Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:
    Company
    Magal Security Systems, Ltd
    Raya Asher, CFO
    Tel: +972-3-5391444
    Fax: +972-3-5366245
    E-mail: magalssl@trendline.co.il

    Investor Relations
    G.K. Investor Relations
    Ehud Helft/Kenny Green
    Tel: +1-866-704-6710
    E-mail: Ehud@gk-biz.com
    Kenny@gk-biz.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board



Date:  December 11, 2006